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CREDIT SUISSE FIRST BOSTON LOGO
                                          CREDIT SUISSE FIRST BOSTON CORPORATION

                                          227 West Monroe Street
                                                          Telephone 312 750 3000
                                          Chicago, IL 60606-5018

                                                                         ANNEX A

Board of Directors
Hein-Werner Corporation
2210 Pewaukee Road
Waukesha, Wisconsin 53188

April 27, 1998

Dear Sirs:

     You have asked us to advise you with respect to the fairness to the stockholders of Hein-Werner Corporation (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the draft Agreement and Plan of Merger, dated as of April 26, 1998 (the "Merger Agreement"), among the Company, Snap-on Incorporated (the "Parent") and Snap-on Pace Company (the "Purchaser"). The Merger Agreement provides for the commencement by the Purchaser of a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of the Company, par value $1.00 per share, together with associated rights (together, the "Shares"), at a price per Share of $12.60, net to the seller in cash, followed by a merger (the "Merger") of the Purchaser with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Parent, with each remaining outstanding Share to be converted into the right to receive $12.60 in cash. The Company has also granted an irrevocable option (the "Option") to the Purchaser to acquire that number of Shares, at a price of $12.60 per share, required to control 90% of the fully diluted Shares outstanding (assuming the issuance of the Shares pursuant to the Option), provided that the Purchaser has accepted for payment pursuant to the Offer at least 66 2/3% but less than 90% of the Shares outstanding prior to the exercise of the Option.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement and the draft Stock Option Agreement, dated as of April 26, 1998. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached a limited number of third parties, after approval by the Company, to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

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     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Parent for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or vote in favor of the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

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